

Geoff Schneider · 3rd

Founder and Managing Partner, Cava Capital, Co-Founder and CEO of GoSaga,Inc. Lead Guitarist in Terrapin

Wilton, Connecticut, United States · Contact info

500+ connections

Cava Capital

Lehigh University

Experience

Founder and Managing Partner
Cava Capital
May 2007 – Present · 14 yrs 8 mos
South Norwalk, CT

Cava Capital is an innovative and boutique early stage investor, actively supporting talented entrepreneurs as they build their companies through various stages of expansion. We believe that successful early stage investing is about more than capital – it's about domain expertise and operational experience. Our strategy of leaning in and taking a lead role in either founding or co-founding companies with entrepreneurs is core to our strategy. We call this Owner / Operator model Cava Studio.

Co-Founder, CEO
GoSaga,Inc.
Sep 2020 – Present · 1 yr 4 mos
Norwalk, Connecticut, United States

GoSaga is a growth oriented business builder of emerging and leading brands across the hospitality, fitness and health segments. GoSaga is looking to partner with those emerging and established brands that look for a partner to help develop and execute a strategy for development, management of core KPI's, acquisition, financing and distribution ac ...see more

Co-Founder , CEO and Chairman
LYMBR
May 2016 – Present · 5 yrs 8 mos
Greater New York City Area

Vice President - Eastern US
Iconoculture
Aug 2003 – Jan 2007 · 3 yrs 6 mos

Vice President of Marketing
Gartner, Inc
2002 – 2003 · 1 yr

Show 4 more experiences

Education

Lehigh University
BS, Finance
1984 – 1988

George Washington University
MBA, Marketing
1991 – 1992
Activities and Societies: President, MBA Society